Prospero Minerals Corp. 575 Madison Ave, #1000 New York, NY 10022-255 Phone: (212) 937 8442 Fax: (212) 605 0222 eMail info@prospero-minerals.com October 2, 2006

United States Securities and Exchange Commission 100 F. Street , N.E.

Washington, D.C., 20549-0405 Attn. Mr. Gary Newberry

RE: Prospero Minerals Corp. Item 4.02 Form 8 K/A Filed July 14, 2006 File No. 0-50429 Your letter dated July 19, 2006

Dear Mr. Newberry

In response to your inquiry, we submit the following reasoning for the filing of the 8K/A on July 14, 2006:

Your query:

1. Your filing indicates that no financial statements for the acquisition of Lobaye Gold

SARL (Lobaye) are required because Lobaye was not conducting a business on the date the assets were acquired. We note you have provided the financial statements of Lobaye Gold SARL as of December 31, 2005 in your Form 8-K/A filed April 6, 2005, in which you state you have acquired 100% ownership of Lobaye. The transaction to purchase 100% ownership of Lobaye appears to be a recapitalization transaction whereby the shareholders of RCA received 80 million shares, which represented an 89.6% controlling interest of your issued and outstanding shares, in exchange for Lobaye Gold SARL. As such, Lobaye Gold SARL appears to be your predecessor; therefore, we believe the financial statements of Lobaye Gold SARL should be provided. If you continue to disagree, please support your conclusion.

Prospero Response:

1. Lobaye Gold Sarl was a not conducting business, therefore no financial statements required:

EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business , or Regulation S-X, Rule 11-01(d).

Acquisition of Business vs. Acquisition of Assets

The Registrant has accounted for the transaction as an asset acquired based upon the following facts and circumstances.

The acquisition included the set of inputs:

  Long-lived tangible assets comprised of machinery and equipment and intangible assets comprised exclusively of mining rights
  An exploration stage company which stopped all activities due to lack of funding
  An exploration License, which the management valued at zero US$ as no funding was available to continue
  One (1) senior manager of Lobaye Gold Sarl – Didier Llinas
The set acquired did NOT include:
  Operational employees of Lobaye Gold Sarl, due to lack of funding and finalization of exploitation contracts.
  Ability nor plans to access customers
  Customer contracts
  Physical facilities, which have not been completed due to lack of funding
  Access to customers through continuity of location.
  Processes (including systems to take customer orders, order fulfilment, billing and collecting, administration of personnel, and operations analysis).
  Industrial Equipment which is not operational, due to their arrival at the end of March.
  Financing to add and complete exploration contract with the government of the Central African Republic.
  Exploration decree dated April 13, 2005, which did not allow exploitation.
  A company, which had only done preparatory research work and was unable by its lack of funding to move into exploitation stage from exploration stage
  Housing and a washing plant, which were unfinished, non-operational and standing still due to a lack of funding

Based upon the above facts and circumstances, the Registrant has concluded the missing elements taken as a whole are more than minor, and the set is not able, on a stand-alone basis, to continue normal operations and sustain its revenue stream and, therefore, is not a business as defined by EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business , or Regulation S-X, Rule 11-01(d).

2. Financial Statement not to be relied upon

Subsequent to the completion of the transaction, the Company undertook a review of Lobaye’s financial records, and, after completing such review, on July 13, 2006, the Company determined that the Lobaye Financial Statements, do not accurately reflect the financial history of Lobaye because Lobaye made certain disbursements and received certain advances from RCA that the Company could not verify because of Lobaye’s weak internal controls and lack of documentation for certain transactions. Accordingly, the Lobaye Financial Statements for the year ended December 31, 2005 and for the period from March 4, 2004 through December 31, 2004 as well as the unaudited Pro-Forma financial information should no longer be relied on.

Your Query:

2. Please tell us how, and when, you will file the restated financial statements for Lobaye Gold SARL.

Prospero Response:

We still maintain that the financial statements for Lobaye Gold SARL are not needed as per our response in Question 1.

Your Query:

3. When you file the resated financial statements for Lobaye Gold SARL, include the audit opinion on such statements, as required by Regulation S-B Item 310(3). We further note these financial statements should be prepared under accounting principles generally accepted in the United States.

Prospero Response

Prospero will respond as directed should it be determined that the finaicals in question in fact are required.

Acknowledgement
  The company herewith assumes the responsibility for the adequacy and accuracy of the disclosure in the filing.
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
  The company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your helpfulness and consideration. We hope to receive your approval.

Sincerely yours,

Prospero Minerals Corp.

Darvie Fenison, Director, Secretary